Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Six months ended	Year ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
	($ in millions)
EARNINGS
Income from continuing operations before income taxes as reported	$1,434	$2,758	$2,918	$2,367	$1,622	$2,750

Add (subtract):
Total interest expenses (as detailed below)	282	546	504	517	499	491
Amortization of capitalized interest	5	10	9	8	7	6
Income of partially owned entities(1)	(20)	(45)	(39)	(43)	(36)	(40)
Total earnings	$1,701	$3,269	$3,392	$2,849	$2,092	$3,207

FIXED CHARGES
Interest expense on debt	$257	$495	$455	$462	$467	$444
Interest expense on unrecognized tax benefit	1	(1)	(9)	1	(6)	(15)
Other interest expense	5	10	12	16	1	17
Calculated interest portion of rent expense(2)	19	42	46	38	37	45
Total interest expenses	282	546	504	517	499	491

Capitalized interest	9	20	19	15	17	15
Total fixed charges	$291	$566	$523	$532	$516	$506

RATIO OF EARNINGS TO FIXED CHARGES	5.85	5.78	6.49	5.36	4.05	6.34

(1)  Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.

(2)  Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.